Exhibit 99.1

Cloopen to Acquire EliteCRM, a Leading CRM Software Provider

BEIJING, Mar. 10, 2021 /PRNewswire/ — Cloopen Group Holding Limited (“Cloopen” or the “Company”) (NYSE: RAAS), a leading multi-capability cloud-based communications solution provider in China, today announced that it has entered into a definitive agreement to acquire all the equity interests of EliteCRM, a leading customer relationship management software provider. In connection with the acquisition, the Company agreed to offer equity awards in the form of restricted shares in the aggregate of less than 1% of its outstanding share capital on a fully-diluted basis to certain management members of EliteCRM. These restricted shares will be issued under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act of 1933, as amended, and will be subject to a vesting schedule of two years and forfeiture to the extent any share remains unvested in case of early termination of employment.

The transaction is expected to be completed in March 2021, subject to customary closing conditions. There is no assurance that the transaction will be completed within the anticipated timeframe, or at all. Shareholders are cautioned not to place undue reliance on this announcement.

Mr. Changxun Sun, the Company’s founder, chairman of board of directors and chief executive officer, commented, “The enterprise communications industry is undergoing transformation. The integration of AI and cloud computing as well as industrial digitalization has brought significant growth opportunities for us. EliteCRM is a leading contact center and customer relationship management software provider in China with solid industry experience and strong technological capabilities. The acquisition can complement our business portfolio by strengthening the application layer of our cloud communications infrastructure. We believe this acquisition will enable us to offer integrated cloud-based contact center solutions with more competitive functions as we step up our efforts in driving the digital transformation and integration in enterprise management. We are thrilled to welcome EliteCRM to our group.”

Mr. Shuangchun Mou, the founder and chief executive officer of EliteCRM, commented, “We in-house developed EliteTools, a ‘low-code’ development platform, leveraging it to design, build and customize contact center and customer relationship management systems that caters to the diverse needs of enterprises from a broad range of industries. Together with Cloopen, we believe that we will be able to provide enterprises with integrated cloud-based customer service and acquisition solutions and enable them to improve operational productivity in an effectively manner.”

About Cloopen

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). The Company’s mission is to enhance the daily communication experience and operational productivity for enterprises. The Company aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit: ir.yuntongxun.com.

About EliteCRM

EliteCRM is a leading contact center and customer relationship management software provider in China. EliteCRM focuses on the development and implementation of customer relationship management software, and offers a comprehensive suite of products including multi-media customer contact center, intelligent marketing system and digital user operation and management platform. EliteCRM serves enterprises across a variety of industries, including banking, insurance, securities, education, automobile and transportation.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Company Contact

In China:

Cloopen Group Holding Limited

Investor Relations

E-mail: ir@yuntongxun.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: raas@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: raas@tpg-ir.com